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Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid	+ 34-91-768-9610 tel + 34-91-768-9710 fax michael.willisch@davispolk.com

CONFIDENTIAL

January 24, 2011

VIA EDGAR

Re:	Repsol YPF 2009 Form 20-F File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Schwall:

I am writing on Repsol YPF, S.A.’s behalf in connection with the Staff’s review of Repsol YPF’s Form 20-F for the year ended December 31, 2009.  Repsol YPF is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated January 6, 2011 and currently expects to respond in writing to the Staff’s comments during the week of January 31, 2011.  I understand from my conversation with Mark Wojciechowski that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Miguel Ángel Devesa del Barrio - Repsol YPF